SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Northern Oil & Gas, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

665531109

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

(1)	Names of Reporting Persons Pivotal Williston Basin, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 4,895,154(1)
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 4,895,154(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,895,154(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 1.3%(2)
(12)	Type of Reporting Person (See Instructions) PN

(1)

Pivotal Williston Basin, LP (“Pivotal Williston”) is the record holder of 4,895,154 shares of common stock, par value $0.0001 per share (“Common Stock”) of Northern Oil & Gas, Inc. (the “Issuer”). Tailwater Capital LLC (“Tailwater”) directly owns 100% of the equity interests in TW GP E&P Fund GP, LLC (“TW E&P Fund GP of GP”). TW E&P Fund GP of GP is the sole general partner of TW GP E&P Fund, LP (“TW E&P Fund GP”). TW E&P Fund GP is the sole general partner of Tailwater E&P Opportunity Fund LP (“TW E&P Fund”). TW E&P Fund directly owns 100% of the equity interests in TW PPP GP, LLC (“TW PPP GP”). TW PPP GP is the sole general partner of Pivotal Petroleum Partners LP (“Pivotal”). Pivotal directly owns 100% of the equity interests in Pivotal Williston GP, LLC (“Pivotal Williston GP”). Pivotal Williston GP is the sole general partner of Pivotal Williston. Jason H. Downie (“Downie”) and Edward Herring (“Herring”) are the managing members of Tailwater. Therefore, Pivotal Williston, Pivotal Williston GP, Pivotal, TW PPP GP, TW E&P Fund, TW E&P Fund GP, TW E&P Fund GP of GP, Tailwater, Downie and Herring may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of the 4,895,154 shares of Common Stock held of record by Pivotal Williston.

(2)

Based upon 378,340,261 shares of the Issuer’s Common Stock issued and outstanding as of December 10, 2018, as set forth in the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 (No. 333-227945) filed with the SEC on December 12, 2018.

CUSIP No. 665531109

(1)	Names of Reporting Persons Pivotal Williston GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 4,895,154(1)
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 4,895,154(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,895,154(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 1.3%(2)
(12)	Type of Reporting Person (See Instructions) OO

(1)

Pivotal Williston is the record holder of 4,895,154 shares of Common Stock of the Issuer. Tailwater directly owns 100% of the equity interests in TW E&P Fund GP of GP. TW E&P Fund GP of GP is the sole general partner of TW E&P Fund GP. TW E&P Fund GP is the sole general partner of TW E&P Fund. TW E&P Fund directly owns 100% of the equity interests in TW PPP GP. TW PPP GP is the sole general partner of Pivotal. Pivotal directly owns 100% of the equity interests in Pivotal Williston GP. Pivotal Williston GP is the sole general partner of Pivotal Williston. Downie and Herring are the managing members of Tailwater. Therefore, Pivotal Williston, Pivotal Williston GP, Pivotal, TW PPP GP, TW E&P Fund, TW E&P Fund GP, TW E&P Fund GP of GP, Tailwater, Downie and Herring may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of the 4,895,154 shares of Common Stock held of record by Pivotal Williston.

(2)

Based upon 378,340,261 shares of the Issuer’s Common Stock issued and outstanding as of December 10, 2018, as set forth in the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 (No. 333-227945) filed with the SEC on December 12, 2018.

CUSIP No. 665531109

(1)	Names of Reporting Persons Pivotal Petroleum Partners LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 4,895,154(1)
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 4,895,154(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,895,154(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 1.3%(2)
(12)	Type of Reporting Person (See Instructions) PN

(1)

Pivotal Williston is the record holder of 4,895,154 shares of Common Stock of the Issuer. Tailwater directly owns 100% of the equity interests in TW E&P Fund GP of GP. TW E&P Fund GP of GP is the sole general partner of TW E&P Fund GP. TW E&P Fund GP is the sole general partner of TW E&P Fund. TW E&P Fund directly owns 100% of the equity interests in TW PPP GP. TW PPP GP is the sole general partner of Pivotal. Pivotal directly owns 100% of the equity interests in Pivotal Williston GP. Pivotal Williston GP is the sole general partner of Pivotal Williston. Downie and Herring are the managing members of Tailwater. Therefore, Pivotal Williston, Pivotal Williston GP, Pivotal, TW PPP GP, TW E&P Fund, TW E&P Fund GP, TW E&P Fund GP of GP, Tailwater, Downie and Herring may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of the 4,895,154 shares of Common Stock held of record by Pivotal Williston.

(2)

Based upon 378,340,261 shares of the Issuer’s Common Stock issued and outstanding as of December 10, 2018, as set forth in the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 (No. 333-227945) filed with the SEC on December 12, 2018.

CUSIP No. 665531109

(1)	Names of Reporting Persons TW PPP GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 4,895,154(1)
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 4,895,154(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,895,154(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 1.3%(2)
(12)	Type of Reporting Person (See Instructions) OO

(1)

Pivotal Williston is the record holder of 4,895,154 shares of Common Stock of the Issuer. Tailwater directly owns 100% of the equity interests in TW E&P Fund GP of GP. TW E&P Fund GP of GP is the sole general partner of TW E&P Fund GP. TW E&P Fund GP is the sole general partner of TW E&P Fund. TW E&P Fund directly owns 100% of the equity interests in TW PPP GP. TW PPP GP is the sole general partner of Pivotal. Pivotal directly owns 100% of the equity interests in Pivotal Williston GP. Pivotal Williston GP is the sole general partner of Pivotal Williston. Downie and Herring are the managing members of Tailwater. Therefore, Pivotal Williston, Pivotal Williston GP, Pivotal, TW PPP GP, TW E&P Fund, TW E&P Fund GP, TW E&P Fund GP of GP, Tailwater, Downie and Herring may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of the 4,895,154 shares of Common Stock held of record by Pivotal Williston.

(2)

Based upon 378,340,261 shares of the Issuer’s Common Stock issued and outstanding as of December 10, 2018, as set forth in the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 (No. 333-227945) filed with the SEC on December 12, 2018.

CUSIP No. 665531109

(1)	Names of Reporting Persons Tailwater E&P Opportunity Fund LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 4,895,154(1)
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 4,895,154(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,895,154(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 1.3%(2)
(12)	Type of Reporting Person (See Instructions) PN

(1)

Pivotal Williston is the record holder of 4,895,154 shares of Common Stock of the Issuer. Tailwater directly owns 100% of the equity interests in TW E&P Fund GP of GP. TW E&P Fund GP of GP is the sole general partner of TW E&P Fund GP. TW E&P Fund GP is the sole general partner of TW E&P Fund. TW E&P Fund directly owns 100% of the equity interests in TW PPP GP. TW PPP GP is the sole general partner of Pivotal. Pivotal directly owns 100% of the equity interests in Pivotal Williston GP. Pivotal Williston GP is the sole general partner of Pivotal Williston. Downie and Herring are the managing members of Tailwater. Therefore, Pivotal Williston, Pivotal Williston GP, Pivotal, TW PPP GP, TW E&P Fund, TW E&P Fund GP, TW E&P Fund GP of GP, Tailwater, Downie and Herring may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of the 4,895,154 shares of Common Stock held of record by Pivotal Williston.

(2)

Based upon 378,340,261 shares of the Issuer’s Common Stock issued and outstanding as of December 10, 2018, as set forth in the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 (No. 333-227945) filed with the SEC on December 12, 2018.

CUSIP No. 665531109

(1)	Names of Reporting Persons TW GP E&P Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 4,895,154(1)
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 4,895,154(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,895,154(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 1.3%(2)
(12)	Type of Reporting Person (See Instructions) PN

(1)

Pivotal Williston is the record holder of 4,895,154 shares of Common Stock of the Issuer. Tailwater directly owns 100% of the equity interests in TW E&P Fund GP of GP. TW E&P Fund GP of GP is the sole general partner of TW E&P Fund GP. TW E&P Fund GP is the sole general partner of TW E&P Fund. TW E&P Fund directly owns 100% of the equity interests in TW PPP GP. TW PPP GP is the sole general partner of Pivotal. Pivotal directly owns 100% of the equity interests in Pivotal Williston GP. Pivotal Williston GP is the sole general partner of Pivotal Williston. Downie and Herring are the managing members of Tailwater. Therefore, Pivotal Williston, Pivotal Williston GP, Pivotal, TW PPP GP, TW E&P Fund, TW E&P Fund GP, TW E&P Fund GP of GP, Tailwater, Downie and Herring may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of the 4,895,154 shares of Common Stock held of record by Pivotal Williston.

(2)

Based upon 378,340,261 shares of the Issuer’s Common Stock issued and outstanding as of December 10, 2018, as set forth in the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 (No. 333-227945) filed with the SEC on December 12, 2018.

CUSIP No. 665531109

(1)	Names of Reporting Persons TW GP E&P Fund GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 4,895,154(1)
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 4,895,154(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,895,154(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 1.3%(2)
(12)	Type of Reporting Person (See Instructions) OO

(1)

Pivotal Williston is the record holder of 4,895,154 shares of Common Stock of the Issuer. Tailwater directly owns 100% of the equity interests in TW E&P Fund GP of GP. TW E&P Fund GP of GP is the sole general partner of TW E&P Fund GP. TW E&P Fund GP is the sole general partner of TW E&P Fund. TW E&P Fund directly owns 100% of the equity interests in TW PPP GP. TW PPP GP is the sole general partner of Pivotal. Pivotal directly owns 100% of the equity interests in Pivotal Williston GP. Pivotal Williston GP is the sole general partner of Pivotal Williston. Downie and Herring are the managing members of Tailwater. Therefore, Pivotal Williston, Pivotal Williston GP, Pivotal, TW PPP GP, TW E&P Fund, TW E&P Fund GP, TW E&P Fund GP of GP, Tailwater, Downie and Herring may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of the 4,895,154 shares of Common Stock held of record by Pivotal Williston.

(2)

Based upon 378,340,261 shares of the Issuer’s Common Stock issued and outstanding as of December 10, 2018, as set forth in the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 (No. 333-227945) filed with the SEC on December 12, 2018.

CUSIP No. 665531109

(1)	Names of Reporting Persons Tailwater Capital LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 21,258,954(1)
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 21,258,954(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,258,954(2)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.6%(3)
(12)	Type of Reporting Person (See Instructions) OO

(1)

Pivotal Williston is the record holder of 4,895,154 shares of Common Stock of the Issuer. Tailwater directly owns 100% of the equity interests in TW E&P Fund GP of GP. TW E&P Fund GP of GP is the sole general partner of TW E&P Fund GP. TW E&P Fund GP is the sole general partner of TW E&P Fund. TW E&P Fund directly owns 100% of the equity interests in TW PPP GP. TW PPP GP is the sole general partner of Pivotal. Pivotal directly owns 100% of the equity interests in Pivotal Williston GP. Pivotal Williston GP is the sole general partner of Pivotal Williston. Downie and Herring are the managing members of Tailwater. Therefore, Pivotal Williston, Pivotal Williston GP, Pivotal, TW PPP GP, TW E&P Fund, TW E&P Fund GP, TW E&P Fund GP of GP, Tailwater, Downie and Herring may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of the 4,895,154 shares of Common Stock held of record by Pivotal Williston.

(2)

Pivotal Williston Basin II, LP (“Pivotal Williston II”) is the record holder of 16,363,800 shares of Common Stock, as reported in the Schedule 13G filed by Pivotal Williston II with the SEC on January 24, 2019. As a result of the relationship with Pivotal Williston II, Tailwater, Downie and Herring may be deemed to beneficially own the 16,363,800 shares of Common Stock held of record by Pivotal Williston II. The amount set forth in Row 9 includes the 16,363,800 shares of Common Stock held of record by Pivotal Williston II.

(3)

Based upon 378,340,261 shares of the Issuer’s Common Stock issued and outstanding as of December 10, 2018, as set forth in the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 (No. 333-227945) filed with the SEC on December 12, 2018.

CUSIP No. 665531109

(1)	Names of Reporting Persons Jason H. Downie
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 21,258,954(1)
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 21,258,954(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,258,954(2)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.6%(3)
(12)	Type of Reporting Person (See Instructions) IN

(1)

Pivotal Williston is the record holder of 4,895,154 shares of Common Stock of the Issuer. Tailwater directly owns 100% of the equity interests in TW E&P Fund GP of GP. TW E&P Fund GP of GP is the sole general partner of TW E&P Fund GP. TW E&P Fund GP is the sole general partner of TW E&P Fund. TW E&P Fund directly owns 100% of the equity interests in TW PPP GP. TW PPP GP is the sole general partner of Pivotal. Pivotal directly owns 100% of the equity interests in Pivotal Williston GP. Pivotal Williston GP is the sole general partner of Pivotal Williston. Downie and Herring are the managing members of Tailwater. Therefore, Pivotal Williston, Pivotal Williston GP, Pivotal, TW PPP GP, TW E&P Fund, TW E&P Fund GP, TW E&P Fund GP of GP, Tailwater, Downie and Herring may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of the 4,895,154 shares of Common Stock held of record by Pivotal Williston.

(2)

Pivotal Williston II is the record holder of 16,363,800 shares of Common Stock, as reported in the Schedule 13G filed by Pivotal Williston II with the SEC on January 24, 2019. As a result of the relationship with Pivotal Williston II, Tailwater, Downie and Herring may be deemed to beneficially own the 16,363,800 shares of Common Stock held of record by Pivotal Williston II. The amount set forth in Row 9 includes the 16,363,800 shares of Common Stock held of record by Pivotal Williston II.

(3)

Based upon 378,340,261 shares of the Issuer’s Common Stock issued and outstanding as of December 10, 2018, as set forth in the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 (No. 333-227945) filed with the SEC on December 12, 2018.

CUSIP No. 665531109

(1)	Names of Reporting Persons Edward Herring
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 21,258,954(1)
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 21,258,954(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,258,954(2)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.6%(3)
(12)	Type of Reporting Person (See Instructions) IN

(1)

Pivotal Williston is the record holder of 4,895,154 shares of Common Stock of the Issuer. Tailwater directly owns 100% of the equity interests in TW E&P Fund GP of GP. TW E&P Fund GP of GP is the sole general partner of TW E&P Fund GP. TW E&P Fund GP is the sole general partner of TW E&P Fund. TW E&P Fund directly owns 100% of the equity interests in TW PPP GP. TW PPP GP is the sole general partner of Pivotal. Pivotal directly owns 100% of the equity interests in Pivotal Williston GP. Pivotal Williston GP is the sole general partner of Pivotal Williston. Downie and Herring are the managing members of Tailwater. Therefore, Pivotal Williston, Pivotal Williston GP, Pivotal, TW PPP GP, TW E&P Fund, TW E&P Fund GP, TW E&P Fund GP of GP, Tailwater, Downie and Herring may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of the 4,895,154 shares of Common Stock held of record by Pivotal Williston.

(2)

Pivotal Williston II is the record holder of 16,363,800 shares of Common Stock, as reported in the Schedule 13G filed by Pivotal Williston II with the SEC on January 24, 2019. As a result of the relationship with Pivotal Williston II, Tailwater, Downie and Herring may be deemed to beneficially own the 16,363,800 shares of Common Stock held of record by Pivotal Williston II. The amount set forth in Row 9 includes the 16,363,800 shares of Common Stock held of record by Pivotal Williston II.

(3)

Based upon 378,340,261 shares of the Issuer’s Common Stock issued and outstanding as of December 10, 2018, as set forth in the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 (No. 333-227945) filed with the SEC on December 12, 2018.

This Amendment No. 1 to Schedule 13G amends the Schedule 13G originally filed by Pivotal Williston Basin, LP, a Delaware limited partnership (“Pivotal Williston”), Tailwater Capital LLC, a Texas limited liability company (“Tailwater”), TW GP E&P Fund GP, LLC, a Delaware limited liability company (“TW E&P Fund GP of GP”), TW GP E&P Fund, LP, a Delaware limited partnership (“TW E&P Fund GP”), Tailwater E&P Opportunity Fund LP, a Delaware limited partnership (“TW E&P Fund”), TW PPP GP, LLC, a Delaware limited liability company (“TW PPP GP”), Pivotal Petroleum Partners LP, a Delaware limited partnership (“Pivotal”), Pivotal Williston GP, LLC, a Delaware limited liability company (“Pivotal Williston GP”), Jason H. Downie (“Downie”) and Edward Herring (“Herring”, and together with Pivotal Williston, Tailwater, TW E&P Fund GP of GP, TW E&P Fund GP, TW E&P Fund, TW PPP GP, Pivotal, Pivotal Williston GP and Downie, the “Reporting Persons”) with the Securities and Exchange Commission on September 19, 2018, to reflect the sale of certain shares of common stock of Northern Oil & Gas, Inc., a Delaware corporation (the “Issuer”), which were directly held by Pivotal Williston.

Item 1(a). Name of Issuer: Northern Oil & Gas, Inc., a Delaware corporation.

Item 1(b). Address of Issuer’s Principal Executive Offices: The principal business office address of the Issuer is 601 Carlson Pkwy., Suite 990, Minnetonka, Minnesota 55305.

Item 2(a). Name of Person Filing: This statement is jointly filed by the Reporting Persons.

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of the Reporting Persons is 2021 McKinney Ave., Suite 1250, Dallas, TX 75201.

Item 2(c). Citizenship: All Reporting Persons other than Tailwater, Downie and Herring are organized under the laws of the State of Delaware. Tailwater is organized under the laws of the State of Texas, Mr. Downie is a citizen of the United States of America and Mr. Herring is a citizen of the United States of America.

Item 2(d). Title of Class of Securities: Common stock, par value $0.0001 per share.

Item 2(e). CUSIP Number: 665531109

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)  ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  ☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)  ☐    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)  ☐    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)  ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  ☐    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)  ☐    Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of each Cover Page is hereby incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 24, 2019

PIVOTAL WILLISTON BASIN, LP

By:	Pivotal Williston GP, LLC,
its general partner

By:	Pivotal Petroleum Partners LP,
its sole member

By:	/s/ William B. DeArman
Vice President

PIVOTAL WILLISTON GP, LLC

By:	Pivotal Petroleum Partners LP,
its sole member

By:	/s/ William B. DeArman
Vice President

PIVOTAL PETROLEUM PARTNERS LP

By:	/s/ William B. DeArman
Vice President

TW PPP GP, LLC

By:	Tailwater E&P Opportunity Fund LP,
its sole member

By:	TW GP E&P Fund, LP,
its general partner

By:	TW GP E&P Fund GP, LLC,
its general partner

By:	Tailwater Capital LLC,
its sole member

By:	/s/ Brian Blakeman
Vice President

TAILWATER E&P OPPORTUNITY FUND LP

By:	TW GP E&P Fund, LP,
its general partner

By:	TW GP E&P Fund GP, LLC,
its general partner

By:	Tailwater Capital LLC,
its sole member

By:	/s/ Brian Blakeman
Vice President

TW GP E&P FUND, LP

By:	TW GP E&P Fund GP, LLC,
its general partner

By:	Tailwater Capital LLC,
its sole member

By:	/s/ Brian Blakeman
Vice President

TW GP E&P FUND GP, LLC

By:	Tailwater Capital LLC,
its sole member

By:	/s/ Brian Blakeman
Vice President

TAILWATER CAPITAL LLC

By:	/s/ Brian Blakeman
Vice President

/s/ Jason H. Downie
Jason H. Downie

/s/ Edward Herring
Edward Herring

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement filed as Exhibit 1.1. to Schedule 13G filed by Pivotal Williston Basin, LP with the SEC on September 19, 2018, is incorporated by reference herein.